UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): February 15, 2008

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On February 15, 2008, United Fire & Casualty Company issued a press release announcing that:

1. Under the share repurchase program announced August 31, 2007, the Board of Directors authorized the repurchase of up to an additional 500,000 shares of the Company's common stock over the next two years.

2. The Board of Directors named Kevin Helbing to be the Company's Controller.

3. The Board of Directors declared a dividend of $.15 per share to be paid on March 17, 2008 to Company shareholders of record on March 3, 2008.

4. The Board of Director set April 2, 2008 as the record date for the Annual Meeting of Company shareholders to be held on May 21, 2008.

A copy of the release is attached as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Not applicable.

    (d)   Exhibits.

    The following exhibits are furnished herewith.

    Exhibit 99.1   Press Release issued by the Registrant on February 15, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

February 19, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

FOR IMMEDIATE RELEASE
For: United Fire & Casualty Company
          118 Second Avenue SE, PO Box 73909
          Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO, 319-399-5700



United Fire & Casualty Company
Board of Directors Authorizes Stock
Repurchase

CEDAR RAPIDS, IA -- February 15, 2008 -- United Fire & Casualty Company
(NASDAQ: UFCS) today announced an authorization by the Board of Directors to
repurchase up to an additional five hundred thousand (500,000) shares of common stock.
Under our share repurchase program, announced in August 2007, we may purchase
common stock from time to time through the open market or privately negotiated
transactions. The amount and timing of any purchases will be at our discretion and will
depend upon a number of factors, including the price, economic and general market
conditions, and corporate and regulatory requirements. The share repurchase program
will be in effect for two years, but may be modified or discontinued at any time.

"In 2007 your company was able to repurchase nearly 500,000 shares of stock in the open
market," said President & CEO Randy Ramlo. "We feel all these repurchased shares
were acquired at a tremendous value to our shareholders. Over one third of these shares
were repurchased for under $30 per share and our book value at the end of 2007 was
$27.63. We hope our stock price stabilizes at its normal premium over book value, but
the additional 500,000 shares authorized by your Board of Directors today will allow us
to take advantage of any bargains that may come along in the future."

We are also pleased to announce that the Board of Directors appointed Kevin Helbing as
controller. He has over 14 years of accounting experience and was previously employed
as vice president of treasury at Marsh USA Inc. in Iowa City, a division of Marsh
McLennan Companies. Mr. Helbing has also served as the accounting manager for the
Iowa City Press Citizen.

The Board of Directors, at its meeting today, declared our regular dividend on the
common stock of $0.15 per share. This dividend will be payable on March 17, 2008, to
stockholders of record on March 3, 2008.

At today's meeting, the Board of Directors also set a record date of April 2, 2008, for our
annual stockholders' meeting, which is scheduled for May 21, 2008. Stockholders of
record on April 2, 2008, will receive a proxy statement and be entitled to vote at the
meeting.

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United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the second consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and in our report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 25, 2007. The risks identified on Form 10-K and Form 10-Q are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.